August 23, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street NE
Washington, D.C. 20549
Attn: Ryan Rohn, Senior Staff Accountant

Re: System1, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 31, 2022
Form 8-K dated May 12, 2022
File No. 001-39331

Dear Mr. Rohn:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated August 11, 2022, and addressed to Tridivesh Kidambi, Chief Financial Officer of System1, Inc. (the “Company”) regarding the Company’s Form 8-K dated May 12, 2022 (the “Form 8-K”). This response letter is being submitted together with a revised draft of the Company’s most recent earnings release dated August 11, 2022 (both in clean and tracked-changes formats, as Annex A-1 and Annex A-2, respectively), which has been revised by the Company to reflect proposed changes that the Company intends to implement in its reporting disclosure in future earnings releases and that are responsive to the Staff’s comments.

For the convenience of the Staff, we first provide each comment received from the Staff, which has been reproduced in full from the Staff’s letter, provided in bold, italics, and followed by the Company’s corresponding response to each of the Staff’s comments.

1.We note you currently combine columns to reconcile net income (loss) to Pro Forma Adjusted EBITDA. This does not appear to meet the requirements of Article 11 of Regulation S-X. Please revise this presentation within the guidance in Article 11 of Regulation S-X. In addition, reconcile your pro forma results prepared in accordance with Article 11 to your non-GAAP pro forma results. Refer to Question 101.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and, accordingly, intends to revise the Adjusted EBITDA reconciliation tables in future earnings releases set forth on pages 7 and 8 of the proposed earnings release attached hereto as Annex A-1. We have also updated references to “Pro Forma Adjusted EBITDA” previously included in the referenced Form 8-K to “Adjusted EBITDA” in the proposed earnings release attached hereto as Annex A-1 and correspondingly updated the definition of Adjusted EBITDA included on page 2.

4235 Redwood Avenue Marina Del Rey, CA 90066

2.We note you currently reconcile both historical and pro forma Revenue to a Gross Profit measure, that excludes depreciation and amortization. As such, this appears to be a non-GAAP measure as it excludes depreciation and amortization. Please revise your presentation to label this reconciliation as non-GAAP and reconcile it to GAAP gross profit.

RESPONSE: The Company respectfully acknowledges the Staff’s comment. The Company does not report GAAP gross profit and, as a result, has reconciled (and intends to continue to reconcile) its non-GAAP gross profit metric (i.e. “Adjusted gross profit”) to Revenue, the nearest directly comparable GAAP metric in future earnings releases. Please see the updated reconciliation tables on page 9 of the proposed earnings release attached as Annex A-1 in which the Company shows the proposed reconciliation of Adjusted gross profit to Revenue. The Company has also updated the definition of Adjusted Gross Profit included on page 2, and has updated all previous references to Pro Forma revenue to “Combined Revenue” throughout the earnings release.

Should the Staff have additional questions or comments regarding the foregoing letter or the proposed earnings release attached, please do not hesitate to contact me at (909) 720-6902 or via email at tridi@system1.com.

Very truly yours,

System1, Inc.

/s/ Tridivesh Kidambi
Tridivesh Kidambi
Chief Financial Officer

cc: Stephen Krikorian, Account Branch Chief - Securities and Exchange Commission
Steven B. Stokdyk, Latham & Watkins LLP

4235 Redwood Avenue Marina Del Rey, CA 90066

Annex A-1

System1 Announces Second Quarter 2022 Financial Results

•Revenue Grew 30% Year-Over-Year to $220 Million
•Combined Revenue Grew 7% Year-Over-Year
•Adjusted Gross Profit Grew 31% Year-Over-Year to $74 Million
•Net Loss of $34 million
•Adjusted EBITDA increased 20% to $41 million compared to $34 Million in the prior year
•Company Announces $25 million Stock and Warrant Repurchase Program
•Company Updates Full-Year 2022 Guidance: $900 Million to $930 Million of Combined Revenue, $285 Million to $295 Million of Adjusted Gross Profit and $155 Million to $165 Million of Adjusted EBITDA

LOS ANGELES, CA – August 11, 2022 – System1, Inc. (NYSE: SST) (“System1” or the “Company”), an omnichannel customer acquisition marketing platform, announced its financial results for the second quarter of 2022.

“System1 made considerable progress in Q2 on our key operating priorities that will enable us to triple our scale over the next few years. We launched new subscription products, began rolling out our next-generation RAMP technology, and integrated our latest acquisitions,” commented Michael Blend, Co-Founder & Chief Executive Officer. “Despite macro headwinds in the advertising environment, we are forecasting substantial growth and increasing cashflow. We are continuing to invest in our platform and remain focused on the opportunities that will drive our long-term growth. Further, our newly authorized stock and warrant repurchase program demonstrates our confidence in our long-term prospects and the underlying fundamentals of our business.”

Tridivesh Kidambi, Chief Financial Officer of System1, commented, “We are pleased with our second quarter financial and operating results, as we delivered growth in revenue, adjusted gross profit and adjusted EBITDA. Similar to our peers, we are seeing softness in the advertising marketplace, which has impacted our full year outlook. We remain confident in both the power and efficiency of RAMP and our business model, and we expect the slowdown in growth to be temporary.”

Explanatory Note of Year-Over-Year Comparisons

For financial reporting purposes, S1 Holdco has been determined to be the accounting predecessor and therefore its financial results are presented for all periods prior to the Business Combination with Trebia. In order to present comparable financial information, year-over-year comparisons of financial results against the second quarter of 2021 combine the unaudited financial results of Protected with the unaudited financial results of S1 Holdco for the second quarter of 2021. The Company believes it is important to provide these combined financial results for investors and other stakeholders to properly evaluate its performance in 2022 relative to comparable information provided in prior periods. Please refer to the tables at the end of this release for a reconciliation of the combined financial results as presented herein to the individual financial results of S1 Holdco, Protected and System1, respectively, for the respective successor and predecessor periods.

Second Quarter 2022 Financial Highlights

•Revenue increased 30% year-over-year to $220 million compared to $170 million in the prior year.
•Combined Revenue increased 7% year-over-year.
•Adjusted Gross Profit increased 31% year-over-year to $74 million compared to $56 million in the prior year.
•Net loss of $34 million, compared to $12 million of net income in the prior year.
•Adjusted EBITDA increased 20% year-over-year to $41 million compared to $34 million in the prior year.
•Adjusted Gross Profit and Adjusted EBITDA excludes $6 million negative impact to gross profit in the second quarter of 2022 caused by a traffic partner advertising network inadvertently sending fraudulent traffic to the Company.

Full-Year 2022 Guidance

•The Company is updating its full year outlook to reflect current economic conditions. The Company expects for the full year 2022:
◦Combined Revenue between $900 million and $930 million
◦Adjusted Gross Profit between $285 million and $295 million
◦Adjusted EBITDA between $155 million and $165 million.
◦2022 guidance for Combined Revenue, Adjusted Gross Profit, and Adjusted EBITDA includes Protected unaudited financial results prior to Protected’s acquisition by S1 Holdco on January 27, 2022.

Second Quarter 2022 Business Highlights

•On May 4, 2022, the Company completed the acquisition of Answers.com, one of the largest destinations for higher education and lifelong learning content, to add to its portfolio of Owned & Operated publishing sites and search destinations. This is the Company’s fourth acquisition year to date in 2022.
•In July 2022, the Company renewed its strategic advertising agreement with Microsoft Bing for an additional 3 years on substantially similar terms to our prior agreement.
•In August 2022, the Company’s Board of Directors authorized a $25 million stock and warrant repurchase program covering System1’s Class A common stock and public warrants.

About System1, Inc.

System1 combines best-in-class technology & data science to operate its advanced Responsive Acquisition Marketing Platform (RAMP). System1’s RAMP is omnichannel and omnivertical, and built for a privacy-centric world. RAMP enables the building of powerful brands across multiple consumer verticals, the development & growth of a suite of privacy-focused products, and the delivery of high-intent customers to advertising partners. For more information, visit www.system1.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements “ within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, particularly any statements or materials regarding System1’s future results or “guidance” for fiscal year 2022. Forward-looking statements include, but are not limited to, statements regarding System1 or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause System1’s actual financial results or operating performance to be materially different from those expressed or implied by these forward-looking statements. Readers or users of this press release should evaluate the risk factors summarized below, which summary list is not exclusive. Readers or users of this press release should also carefully review the “Risk Factors” and other information included in our registration statements on Form S-4 (including the related proxy statement/prospectus) with respect to the Business Combination with Trebia Acquisition Corp. and on Form S-1, each filed with the Securities and Exchange Commission (the “SEC ”), as well as System1’s Form 10-K, Form 8-K and other reports filed with the SEC from time to time. Please refer to the SEC filings for additional information regarding the risks and other factors that may impact System1’s business, prospects, financial results and operating performance following completion of the Business Combination.

Such risks, uncertainties and assumptions include, but are not limited to: (1) our ability to grow and manage growth profitably, and retain its key employees; (2) our ability to acquire businesses on acceptable terms and to successfully integrate and recognize anticipated synergies from acquired businesses; (3) use of cash and other available liquidity to grow and invest in our businesses; (4) continued growth of our digital media and subscription offerings; (5) international growth; (6) our ability to develop or introduce new products, services, features and technologies; (7) our liquidity and our ability to repay or refinance our outstanding indebtedness; (8) technology, platform and infrastructure systems capacity, coverage, reliability and security; (9) changes in or recent developments related to applicable laws or regulations (including those concerning data security, consumer privacy and/or information sharing); (10) the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and (11) the impact of Covid-19 and other political or societal developments. The foregoing list of factors is not exclusive.

Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from any forward-looking statements contained in this press release. System1’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the forward-looking statements for the purpose of their inclusion in this press release, and accordingly, do not express an opinion or provide any other form of assurance with respect thereto for the purpose of this press release. System1 will not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that such trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.

Non-GAAP Measures: Combined Revenue, Adjusted Gross Profit and Adjusted EBITDA

Combined Revenue, Adjusted Gross Profit and Adjusted EBITDA are non-GAAP financial measures and represent key metrics used by System1’s management and board of directors to measure the operational strength and performance of its business, to establish budgets, and to develop operational goals for managing its business. Combined Revenue is defined as Revenue plus Protected.net Revenue for any periods prior to S1 Holdco’s acquisition of Protected. Adjusted Gross Profit is defined as revenue less cost of revenues (exclusive of depreciation and amortization) plus certain discrete items impacting a particular segment’s results in a particular period plus the Adjusted Gross Profit of Protected.net for any periods prior to S1 Holdco’s acquisition of Protected. Adjusted EBITDA is defined as net income (loss) before interest expense, income taxes, depreciation and amortization expense, stock-based compensation expenses, deferred compensation, management fees, minority interest expense, restructuring charges, impairment and certain discrete items impacting a particular segment’s results in a particular period plus the Adjusted EBITDA of Protected.net for any periods prior to S1 Holdco’s acquisition of Protected.

System1 believes Combined Revenue, Adjusted Gross Profit and Adjusted EBITDA are relevant and useful metrics for investors because it allows investors to view performance in a manner similar to the method used by management. There are limitations on the use of Combined Revenue, Adjusted Gross Profit and Adjusted EBITDA and it may not be comparable to similarly titled measures of other companies. Other companies, including companies in System1’s industry, may calculate non-GAAP financial measures differently than System1 does, limiting the usefulness of those measures for comparative purposes.

Combined Revenue and Adjusted Gross Profit should not be considered a substitute for revenue. Adjusted EBITDA should not be considered a substitute for income (loss) from operations, net income (loss), or net income (loss) attributable to System1 on a consolidated basis that System1 reports in accordance with GAAP. Although System1 uses Adjusted Gross Profit and Adjusted EBITDA as financial measures to assess the performance of its business, such use is limited because it does not include certain costs necessary to operate System1’s business. System1’s presentation of Adjusted Gross Profit and Adjusted EBITDA should not be construed as indications that its future results will be unaffected by unusual or nonrecurring items.

The Company is not able to reasonably reconcile Adjusted EBITDA to net income, its nearest GAAP metric, in its guidance for future periods due to uncertainties regarding purchase accounting, stock-based compensation, taxes and other potential adjustments.

Unaudited Condensed Statements of Operations
(In thousands)

	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Revenue	$219,797	$169,579
Operating costs and expenses:
Cost of revenues (excludes depreciation and amortization)	152,558	126,167
Salaries, commissions, and benefits	45,555	17,698
Selling, general, and administrative	16,167	6,277
Depreciation and amortization	33,397	3,112
Total operating costs and expenses	247,677	153,254
Operating income (loss)	(27,880)	16,325
Other expense (income):
Interest expense	7,324	4,476
Change in fair value of warrant liabilities	(4,139)	—
Total other expense (income), net	3,185	4,476
Income (loss) before income tax	(31,065)	11,849
Income tax (benefit) provision	3,000	77
Net income (loss)	$(34,065)	$11,772
Net loss attributable to non-controlling interest	(4,867)	—
Net income (loss) attributable to System1, Inc.	$(29,198)	$11,772

Unaudited Condensed Balance Sheets
(In thousands, except for par values)

	Successor	Predecessor
	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$37,442	$47,896
Restricted cash, current	5,757	—
Accounts receivable	93,397	90,203
Prepaid expenses and other current assets	9,671	7,689
Total current assets	146,267	145,788
Restricted cash, non-current	1,532	743
Property and equipment, net	4,330	830
Internal-use software development costs, net	11,647	11,213
Intangible assets, net	537,913	50,368
Goodwill	907,248	44,820
Operating lease right-of-use assets	7,533	—
Other non-current assets	779	3,149
Total assets	$1,617,249	$256,911
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	17,286	72,846
Accrued expenses and other current liabilities	97,752	31,284
Deferred revenue	68,368	1,971
Operating lease liabilities, current	2,065	—
Notes payable, current	14,888	170,453
Total current liabilities	200,359	276,554
Operating lease liabilities, non-current	7,073	—
Notes payable, non-current	406,026	—
Warrant liability	13,669	—
Deferred tax liability	137,354	7,789
Protected incentive plan liability	18,163	—
Other liabilities	7,482	969
Total liabilities	790,126	285,312
Commitments and contingencies
EQUITY / MEMBERS' DEFICIT
Class A Common stock - $0.0001 par value; 250,000 shares authorized, 90,587 Class A shares issued and outstanding as of June 30, 2022.	9	—
Class C Common stock - $0.0001 par value; 25,000 shares authorized, 22,077 Class C shares issued and outstanding as of June 30, 2022.	2	—
Additional paid-in capital	761,002	—
Accumulated deficit	(118,373)	—
Members' deficit	—	(28,829)
Accumulated other comprehensive income	179	428
Total equity/members' deficit	642,819	(28,401)
Non-controlling interest	184,304	—
Total equity/members' deficit	827,123	(28,401)
Total liabilities and equity/members' deficit	$1,617,249	$256,911

The following tables reconcile net income (loss) to Adjusted EBITDA for the periods presented for System1, Inc, S1 Holdco LLC and Protected.net.

Successor
System1, Inc.
($ in millions)	Three Months Ended June 30, 2022
Net (Loss)	$(34.1)
Plus:
Income Tax (Benefit)	3.0
Interest Expense	7.3
Depreciation & Amortization	33.4
Other Expense	2.1
Stock-Based Compensation & Distributions To Members	22.4
Non-cash revaluation of warrant liability	(4.1)
Acquisition & Restructuring Costs	4.6
One-time Ad Credit Impact	6.3
Acquisition Earnout	0.1
Adjusted EBITDA	$41.0

Three Months Ended June 30, 2021
Predecessor
($ in millions)	S1 Holdco LLC
Net Income	$11.8
Plus:
Income Tax Expense	0.1
Interest Expense	4.5
Depreciation & Amortization	3.1
Stock-Based Compensation & Distribution To Members	3.3
Acquisition & Restructuring Costs	0.9
Unaudited Protected.net Adjusted EBITDA	10.6
Adjusted EBITDA	$34.3

Unaudited Protected.net
($ in millions)	Three Months Ended June 30, 2021
Net Income	$7.5
Plus:
Interest Expense	(0.2)
Depreciation & Amortization	0.1
Other Expense	2.7
Acquisition & Restructuring Costs	0.5
Adjusted EBITDA	$10.6

The following tables reconcile Revenue to Combined Revenue, as needed, and Adjusted Gross Profit for the periods presented for System1, Inc, S1 Holdco LLC and Protected.net.

Three Months Ended June 30, 2022
Successor
($ in millions)	System1, Inc.
Revenue	$219.8
Less: Cost of Revenue (exclusive of depreciation and amortization)	(152.6)
Plus: One-time Ad Credit Impact	6.3
Adjusted Gross Profit	$73.5

Three Months Ended June 30, 2021
Unaudited
($ in millions)	S1 Holdco LLC
Revenue	$169.6
Plus: Unaudited Protected.net Revenue	36.0
Combined Revenue	$205.6
Less: Cost of Revenue (exclusive of depreciation and amortization)	$(126.2)
Less: Unaudited Protected.net Cost of Revenue (exclusive of depreciation and amortization)	$(23.4)
Adjusted Gross Profit	$56.0

Investors:

Brett Milotte
ICR, Inc.
Brett.milotte@icrinc.com

Annex A-2

System1 Announces Second Quarter 2022 Financial Results

•Revenue Grew 30% Year-Over-Year to $220 Million
•Combined Revenue Grew 7% Year-Over-Year ~~on a Pro Forma Basis~~
~~•Gross Profit1 Grew 55% Year-Over-Year to $67 Million~~
•Adjusted Gross Profit Grew 31% Year-Over-Year to $74 Million ~~on a Pro Forma Basis~~
•Net Loss of $34 million
•Adjusted EBITDA increased 20% to $41 million compared to $34 Million in the prior year ~~on a Pro Forma Basis~~
•Company Announces $25 million Stock and Warrant Repurchase Program
•Company Updates Full-Year 2022 Guidance: $900 Million to $930 Million of ~~Pro Forma~~ Combined Revenue, $285 Million to $295 Million of ~~Pro Forma~~ Adjusted Gross Profit and $155 Million to $165 Million of ~~Pro Forma~~ Adjusted EBITDA

LOS ANGELES, CA – August 11, 2022 – System1, Inc. (NYSE: SST) (“System1” or the “Company”), an omnichannel customer acquisition marketing platform, announced its financial results for the second quarter of 2022.

“System1 made considerable progress in Q2 on our key operating priorities that will enable us to triple our scale over the next few years. We launched new subscription products, began rolling out our next-generation RAMP technology, and integrated our latest acquisitions,” commented Michael Blend, Co-Founder & Chief Executive Officer. “Despite macro headwinds in the advertising environment, we are forecasting substantial growth and increasing cashflow. We are continuing to invest in our platform and remain focused on the opportunities that will drive our long-term growth. Further, our newly authorized stock and warrant repurchase program demonstrates our confidence in our long-term prospects and the underlying fundamentals of our business.”

Tridivesh Kidambi, Chief Financial Officer of System1, commented, “We are pleased with our second quarter financial and operating results, as we delivered growth in revenue, adjusted gross profit and adjusted EBITDA. Similar to our peers, we are seeing softness in the advertising marketplace, which has impacted our full year outlook. We remain confident in both the power and efficiency of RAMP and our business model, and we expect the slowdown in growth to be temporary.”

Explanatory Note of Year-Over-Year Comparisons

For financial reporting purposes, S1 Holdco has been determined to be the accounting predecessor and therefore its financial results are presented for all periods prior to the Business Combination with Trebia. In order to present comparable financial information, year-over-year comparisons of financial results against the second quarter of 2021 combine the unaudited financial results of Protected with the unaudited financial results of S1 Holdco for the second quarter of 2021. The Company believes it is important to provide these combined financial results for investors and other stakeholders to properly evaluate its performance in 2022 relative to comparable information provided in prior periods. Please refer to the tables at the end of this release for a reconciliation of the combined financial results as presented herein to the individual financial results of S1 Holdco, Protected and System1, respectively, for the respective successor and predecessor periods. ~~These pro forma financial results are not prepared in accordance with Article 11 of Regulation S-X.~~

~~1 Gross profit is defined as revenue less cost of revenue (exclusive of depreciation and amortization)~~

Second Quarter 2022 Financial Highlights

•Revenue increased 30% year-over-year to $220 million compared to $170 million in the prior year.
•Combined Revenue increased 7% year-over-year ~~on a pro forma basis2~~.

•~~Gross profit increased 55% year-over-year to $67 million compared to $43 million in the prior year.~~
•Adjusted Gross Profit increased 31% year-over-year to $74 million compared to $56 million in the prior year ~~on a pro forma basis2~~.
•Net loss of $34 million, compared to $12 million of net income in the prior year.
•Adjusted EBITDA increased 20% year-over-year to $41 million compared to $34 million in the prior year ~~on a pro forma basis2~~.
•Adjusted Gross Profit and Adjusted EBITDA excludes $6 million negative impact to gross profit in the second quarter of 2022 caused by a traffic partner advertising network inadvertently sending fraudulent traffic to the Company.

Full-Year 2022 Guidance

•The Company is updating its full year outlook to reflect current economic conditions. The Company expects for the full year 2022:
◦~~Pro forma~~ Combined Revenue between $900 million and $930 million
◦~~Pro forma~~ Adjusted Gross Profit between $285 million and $295 million
◦~~Pro forma~~ Adjusted EBITDA between $155 million and $165 million.
◦2022 guidance for Combined Revenue, Adjusted Gross Profit, and Adjusted EBITDA includes Protected unaudited financial results prior to Protected’s acquisition by S1 Holdco on January 27, 2022.

Second Quarter 2022 Business Highlights

•On May 4, 2022, the Company completed the acquisition of Answers.com, one of the largest destinations for higher education and lifelong learning content, to add to its portfolio of Owned & Operated publishing sites and search destinations. This is the Company’s fourth acquisition year to date in 2022.
•In July 2022, the Company renewed its strategic advertising agreement with Microsoft Bing for an additional 3 years on substantially similar terms to our prior agreement.
•In August 2022, the Company’s Board of Directors authorized a $25 million stock and warrant repurchase program covering System1’s Class A common stock and public warrants.

~~2 Please refer to the tables at the end of this release for a reconciliation of pro forma financial results to reported S1 Holdco results in Q2 2021~~

About System1, Inc.

System1 combines best-in-class technology & data science to operate its advanced Responsive Acquisition Marketing Platform (RAMP). System1’s RAMP is omnichannel and omnivertical, and built for a privacy-centric world. RAMP enables the building of powerful brands across multiple consumer verticals, the development & growth of a suite of privacy-focused products, and the delivery of high-intent customers to advertising partners. For more information, visit www.system1.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements “ within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, particularly any statements or materials regarding System1’s future results or “guidance” for fiscal year 2022. Forward-looking statements include, but are not limited to, statements regarding System1 or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause System1’s actual financial results or operating performance to be materially different from those expressed or implied by these forward-looking statements. Readers or users of this press release should evaluate the risk factors summarized below, which summary list is not exclusive. Readers or users of this press release should also carefully review the “Risk Factors” and other information included in our registration statements on Form S-4 (including the related proxy statement/prospectus) with respect to the Business Combination with Trebia Acquisition Corp. and on Form S-1, each filed with the Securities and Exchange Commission (the “SEC ”), as well as System1’s Form 10-K, Form 8-K and other reports filed with the SEC from time to time. Please refer to the SEC filings for additional information regarding the risks and other factors that may impact System1’s business, prospects, financial results and operating performance following completion of the Business Combination.

Such risks, uncertainties and assumptions include, but are not limited to: (1) our ability to grow and manage growth profitably, and retain its key employees; (2) our ability to acquire businesses on acceptable terms and to successfully integrate and recognize anticipated synergies from acquired businesses; (3) use of cash and other available liquidity to grow and invest in our businesses; (4) continued growth of our digital media and subscription offerings; (5) international growth; (6) our ability to develop or introduce new products, services, features and technologies; (7) our liquidity and our ability to repay or refinance our outstanding indebtedness; (8) technology, platform and infrastructure systems capacity, coverage, reliability and security; (9) changes in or recent developments related to applicable laws or regulations (including those concerning data security, consumer privacy and/or information sharing); (10) the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and (11) the impact of Covid-19 and other political or societal developments. The foregoing list of factors is not exclusive.

Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from any forward-looking statements contained in this press release. System1’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the forward-looking statements for the purpose of their inclusion in this press release, and accordingly, do not express an opinion or provide any other form of assurance with respect thereto for the purpose of this press release. System1 will not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that such trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.

Non-GAAP Measures: Combined Revenue, Adjusted Gross Profit, and Adjusted EBITDA

Combined Revenue, Adjusted Gross Profit and Adjusted EBITDA are non-GAAP financial measures and represent key metrics used by System1’s management and board of directors to measure the operational strength and performance of its business, to establish budgets, and to develop operational goals for managing its business. Combined Revenue is defined as revenue plus Protected.net Revenue for any periods prior to S1 Holdco’s acquisition of Protected. Adjusted Gross Profit is defined as revenue less cost of revenues (exclusive of depreciation and amortization) plus certain discrete items impacting a particular segment’s results in a particular period plus the Adjusted Gross Profit of Protected.net for any periods prior to S1 Holdco’s acquisition of Protected. Adjusted EBITDA is defined as net income (loss) before interest expense, income taxes, depreciation and amortization expense, stock-based compensation expenses, deferred compensation, management fees, minority interest expense, restructuring charges, impairment and certain discrete items impacting a particular segment’s results in a particular period plus the Adjusted EBITDA of Protected.net for any periods prior to S1 Holdco’s acquisition of Protected.

System1 believes Combined Revenue, Adjusted Gross Profit and Adjusted EBITDA are relevant and useful metrics for investors because it allows investors to view performance in a manner similar to the method used by management. There are limitations on the use of Combined Revenue, Adjusted Gross Profit and Adjusted EBITDA and it may not be comparable to similarly titled measures of other companies. Other companies, including companies in System1’s industry, may calculate non-GAAP financial measures differently than System1 does, limiting the usefulness of those measures for comparative purposes.

Combined Revenue and Adjusted Gross Profit should not be considered a substitute for revenue ~~less cost of revenue~~. Adjusted EBITDA should not be considered a substitute for income (loss) from operations, net income (loss), or net income (loss) attributable to System1 on a consolidated basis that System1 reports in accordance with GAAP. Although System1 uses Adjusted Gross Profit and Adjusted EBITDA as financial measures to assess the performance of its business, such use is limited because it does not include certain costs necessary to operate System1’s business. System1’s presentation of Adjusted Gross Profit and Adjusted EBITDA should not be construed as indications that its future results will be unaffected by unusual or nonrecurring items.

The Company is not able to reasonably reconcile Adjusted EBITDA to net income, its nearest GAAP metric, in its guidance for future periods due to uncertainties regarding purchase accounting, stock-based compensation, taxes and other potential adjustments.

Unaudited Condensed Statements of Operations
(In thousands)

	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Revenue	$219,797	$169,579
Operating costs and expenses:
Cost of revenues (excludes depreciation and amortization)	152,558	126,167
Salaries, commissions, and benefits	45,555	17,698
Selling, general, and administrative	16,167	6,277
Depreciation and amortization	33,397	3,112
Total operating costs and expenses	247,677	153,254
Operating income (loss)	(27,880)	16,325
Other expense (income):
Interest expense	7,324	4,476
Change in fair value of warrant liabilities	(4,139)	—
Total other expense (income), net	3,185	4,476
Income (loss) before income tax	(31,065)	11,849
Income tax (benefit) provision	3,000	77
Net income (loss)	$(34,065)	$11,772
Net loss attributable to non-controlling interest	(4,867)	—
Net income (loss) attributable to System1, Inc.	$(29,198)	$11,772

Unaudited Condensed Balance Sheets
(In thousands, except for par values)

	Successor	Predecessor
	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$37,442	$47,896
Restricted cash, current	5,757	—
Accounts receivable	93,397	90,203
Prepaid expenses and other current assets	9,671	7,689
Total current assets	146,267	145,788
Restricted cash, non-current	1,532	743
Property and equipment, net	4,330	830
Internal-use software development costs, net	11,647	11,213
Intangible assets, net	537,913	50,368
Goodwill	907,248	44,820
Operating lease right-of-use assets	7,533	—
Other non-current assets	779	3,149
Total assets	$1,617,249	$256,911
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	17,286	72,846
Accrued expenses and other current liabilities	97,752	31,284
Deferred revenue	68,368	1,971
Operating lease liabilities, current	2,065	—
Notes payable, current	14,888	170,453
Total current liabilities	200,359	276,554
Operating lease liabilities, non-current	7,073	—
Notes payable, non-current	406,026	—
Warrant liability	13,669	—
Deferred tax liability	137,354	7,789
Protected incentive plan liability	18,163	—
Other liabilities	7,482	969
Total liabilities	790,126	285,312
Commitments and contingencies
EQUITY / MEMBERS' DEFICIT
Class A Common stock - $0.0001 par value; 250,000 shares authorized, 90,587 Class A shares issued and outstanding as of June 30, 2022.	9	—
Class C Common stock - $0.0001 par value; 25,000 shares authorized, 22,077 Class C shares issued and outstanding as of June 30, 2022.	2	—
Additional paid-in capital	761,002	—
Accumulated deficit	(118,373)	—
Members' deficit	—	(28,829)
Accumulated other comprehensive income	179	428
Total equity/members' deficit	642,819	(28,401)
Non-controlling interest	184,304	—
Total equity/members' deficit	827,123	(28,401)
Total liabilities and equity/members' deficit	$1,617,249	$256,911

The following tables reconcile net income (loss) to Adjusted EBITDA ~~and Pro Forma Adjusted EBITDA~~ for the periods presented for System1, Inc, S1 Holdco LLC and Protected.net.

Successor
System1, Inc.
($ in millions)	Three Months Ended June 30, 2022
Net (Loss)	$(34.1)
Plus:
Income Tax (Benefit)	3.0
Interest Expense	7.3
Depreciation & Amortization	33.4
Other Expense	2.1
Stock-Based Compensation & Distributions To Members	22.4
Non-cash revaluation of warrant liability	(4.1)
Acquisition & Restructuring Costs	4.6
One-time Ad Credit Impact	6.3
Acquisition Earnout	0.1
Adjusted EBITDA	$41.0

	~~Three Months Ended June 30, 2021~~
	Three Months Ended June 30, 2021
	Predecessor	~~Unaudited~~	~~Pro Forma~~
($ in millions)	S1 Holdco LLC	~~Protected.net~~	~~Total~~
Net Income (Loss)	$11.8	~~$ 7.5~~ 	~~$ 19.3~~
Plus:			~~—~~
Income Tax Expense	0.1	~~—~~ 	~~0.1~~
Interest Expense	4.5	~~(0.2)~~	~~4.3~~
Depreciation & Amortization	3.1	~~0.1~~ 	~~3.2~~
Other Expense	—	~~2.7~~ 	~~2.7~~
Stock-Based Compensation & Distribution To Members	3.3	~~—~~ 	~~3.3~~
Terminated Product Lines	—	~~—~~ 	~~—~~
Acquisition & Restructuring Costs	0.9	~~0.5~~ 	~~1.4~~
Acquisition Earnout	—	~~—~~ 	~~—~~
Unaudited Protected.net Adjusted EBITDA	10.6	—	—
Adjusted EBITDA	$34.3	~~$ 10.6~~ 	~~$ 34.3~~

Unaudited Protected.net
($ in millions)	Three Months Ended June 30, 2021
Net Income	$7.5
Plus:
Interest Expense	(0.2)
Depreciation & Amortization	0.1
Other Expense	2.7
Acquisition & Restructuring Costs	0.5
Adjusted EBITDA	$10.6

The following tables reconcile Revenue to ~~Pro Forma~~ Combined Revenue, as needed, and~~,~~ Adjusted Gross Profit ~~and Pro Forma Gross Profit~~ for the periods presented for System1, Inc, S1 Holdco LLC and Protected.net.

Three Months Ended June 30, 2022
Successor
($ in millions)	System1, Inc.
Revenue	$219.8
Less: Cost of Revenue (exclusive of depreciation and amortization)	(152.6)
~~Gross Profit~~	~~$ 67.2~~
Plus: One-time Ad Credit Impact	6.3
Adjusted Gross Profit	$73.5

Three Months Ended June 30, 2021
Unaudited
($ in millions)	S1 Holdco LLC
Revenue	$169.6
Plus: Unaudited Protected.net Revenue	36.0
Combined Revenue	$205.6
Less: Cost of Revenue (exclusive of depreciation and amortization)	$(126.2)
Less: Unaudited Protected.net Cost of Revenue (exclusive of depreciation and amortization)	$(23.4)
Adjusted Gross Profit	$56.0
~~Less: Cost of Revenue (exclusive of depreciation and amortization)~~	~~$ (126.2)~~
~~Gross Profit~~	~~$ 43.4~~

Investors:

Brett Milotte
ICR, Inc.
Brett.milotte@icrinc.com